MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS

AND RESULTS OF OPERATIONS

The following discussion and analysis the financial position and operating results of the Company should be read in conjunction with the Company’s unaudited consolidated financial statements for the three and six months ended June 30, 2006 and related notes thereto.  All monetary amounts are in United States dollars unless otherwise noted.  The effective date of this MD&A is August 8, 2006.  Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

1.  Overview

Northern Orion Resources Inc., a Canadian-based publicly traded mining company, is a mid-tier copper and gold producer focused on the development of its Agua Rica project and engaged in the exploration for copper and associated by-product metals in Argentina.   The Company’s principal mineral properties and assets are a 12.5% indirect ownership interest in Minera Alumbrera Limited, which owns and operates the Bajo de la Alumbrera mine ("Alumbrera"), a copper/gold mine in Catamarca Province, Argentina, and a 100% interest in the Agua Rica project (a copper/gold/molybdenum development property) also in Catamarca Province, Argentina.  An update to the feasibility study for the development of the Agua Rica project is nearing completion and further to indicative guidance provided herein, its results are expected to be released upon final reviews and approvals.

2.  Second quarter 2006 highlights

Northern Orion recorded net earnings of $32,828,000 ($0.22 per share) for the second quarter of 2006 (“Q2 2006”) compared with net earnings of $3,624,000 ($0.02 per share) for the second quarter of 2005 (“Q2 2005”).  Highlights for the quarter included:

•

The Company’s share of operating cash flow before interest, depletion, depreciation, amortization and tax (“EBITDA”, see Section 3.3) from Alumbrera was $56,327,000 ($0.37 per share) in Q2 2006, compared to $12,063,000 ($0.08 per share) in Q2 2005.

•

Equity earnings from Alumbrera was $37,876,000 ($0.25 per share) in Q2 2006, compared to $6,935,000 ($0.05 per share) for Q2 2005.

•

Average realized copper price was $4.44 per pound and average realized gold price was $608 per ounce in Q2 2006 ($1.59 and $422 in Q2 2005 respectively).  The Company’s share of Alumbrera sales in Q2 2006 was 15,576,000 pounds of copper and 24,653 ounces of gold (11,312,000 pounds and 15,897 ounces in Q2 2005 respectively).

•

An ongoing ore delineation drilling programme at Alumbrera has confirmed an additional 40 million tonnes of mineral reserves, extending the mine life of Alumbrera by one year until at least mid-2016.

•

As a result of strong earnings in the last few quarters, Alumbrera paid its first earned royalty payment under the original royalty agreement to YMAD in Argentina.  Net of previous advances of $16.4 million, a payment of $33.4 million (on a 100% basis) was made to YMAD in August 2006.

•

During the quarter, the Company continued to make significant progress on the update to the feasibility study for the development of its Agua Rica project.  This is nearing completion and its results are expected to be released upon completion of the current metallurgical and mining optimization activities, final reviews and approvals. Discussions for the financing of the project are also well under way.

•

Indicative guidance suggests that Agua Rica will be a very low cost producer, based on work completed to date, and based on the full scope of constructing all required components for the project with no allowance for existing infrastructure and current costing data.  Subject to confirmation on completion of the updated study and assuming no shared or available infrastructure, Agua Rica has:

o

23-year life of mine

o

Capital costs of $1.9 billion

o

Cash cost of $0.09 per pound of copper net of by-products (based on $435/oz gold and $7.00/lb molybdenum)

o

Cash cost of negative $1.05 per pound of copper net of by-products (based on  current prices of  $635/oz gold and $26/lb molybdenum)

•

At June 30, 2006, the Company had a cash position (including temporary investments) of $172,425,000.

3.  Results of Operations for the three and six months ended June 30, 2006

The following table sets forth selected consolidated financial information for the three and six months ended June 30, 2006 and 2005 (in thousands of U.S. dollars, except per share amounts):

Table 1

Consolidated statements of operations
	Second quarter		First half
	2006	2005	2006	2005

Equity earnings of Minera Alumbrera Ltd.	$37,876	$6,935	$59,285	$15,191
Expenses
Financing costs	--	(285)	--	(569)
Foreign exchange gains (losses)	27	(1,183)	17	512
Office and administration	(665)	(740)	(1,321)	(1,247)
Professional and consulting	(548)	(425)	(1,054)	(881)
Property maintenance and exploration	(421)	(44)	(464)	(89)
Settlement of lawsuit	(500)	0	(500)
Stock-based compensation	(5,165)	(1,418)	(5,165)	(1,418)
Interest and other income	2,224	923	3,499	1,418
Interest expense	--	(139)	--	(355)
Net earnings for the period	$32,828	$3,624	$54,297	$12,562

Earnings per share - basic	$0.22	$0.02	$0.36	$0.09
Earnings per share - fully diluted	$0.18	$0.02	$0.30	$0.08

Weighted average shares outstanding ('000s)
Basic	151,599	148,476	150,494	138,914
Diluted	181,062	165,683	179,081	158,972

The following table sets forth selected results of operations for the last eight quarters ended June 30, 2006 (in thousands of U.S. dollars, except per share amounts):

Table 2

	2006		2005				2004
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Equity earnings of Alumbera	$37,876	$21,409	$20,260	$11,304	$6,935	$8,256	$9,275	$7,972
Expenses, net of interest income	5,048	(60)	1,565	(1,567)	3,311	(682)	3,543	2,251
Write-down of mineral property interests	-	-	-	-	-	-	22,209	-
Earnings (loss)	32,828	21,469	18,695	12,871	3,624	8,938	(16,477)	5,721
Earnings (loss) per share - basic	$0.22	$0.14	$0.13	$0.09	$0.02	$0.07	$(0.15)	$0.05
Earnings (loss) per share - diluted	$0.18	$0.12	$0.11	$0.08	$0.02	$0.06	$(0.15)	$0.04

3.1  Alumbrera operations

The following is a summary of Northern Orion’s 12.5 % proportional share of Alumbrera’s operations for the three and six months ended June 30, 2006 and 2005:

Table 3

Company's 12.5% proportional share of Alumbrera operations

	Second quarter		First half
	2006	2005	2006	2005
Key financial statistics
(amounts stated in thousands of U.S. dollars)
(per share amounts stated in U.S. dollars)

EBITDA (1)	$56,327	$12,063	$88,982	$25,888
Equity earnings	$37,876	$6,935	$59,285	$15,191

EBITDA, per share (1)	$0.37	$0.08	$0.59	$0.19
Equity earnings, per share	$0.25	$0.05	$0.39	$0.11

Sales - Copper (pounds)	15,576,000	11,312,000	26,736,000	21,313,000
Gold (ounces)	24,653	15,897	41,823	32,638

Average realized price
Copper ($ per pound)	$4.44	$1.59	$3.94	$1.60
Gold ($ per ounce)	$608	$422	$595	$419

Copper cash costs per pound,	$0.32	$0.27	$0.17	$0.13
net of gold credits (1)

Key production statistics

Ore mined (tonnes)	850,000	1,148,000	1,639,000	2,226,000

Ore milled (tonnes)	1,158,000	1,150,000	2,261,000	2,293,000

Grades - Copper (%)	0.61	0.57	0.62	0.53
Gold (grams/tonne)	0.77	0.58	0.77	0.57

Recoveries - Copper (%)	89	91	89	90
Gold (%)	79	77	78	77

Production - Copper (pounds)	13,945,000	12,994,000	27,531,000	23,918,000
Gold (ounces)	22,823	16,308	43,579	32,166

(1) These are non-GAAP measures as described in Section 3.3.

During the three months ended June 30, 2006, the Company recorded equity earnings of $37,876,000, a record for any quarter since the acquisition of its 12.5% interest in the Alumbrera Mine in June 2003.  This represented an increase of 446% over the same period in 2005.  During the six months ended June 30, 2006, the Company’s equity earnings of $59,285,000 was a 290% increase over the same period in 2005.

Average realized copper and gold prices in Q2 2006 were 179% and 44% higher, respectively, than for the same period in 2005.  Average realized prices for the first six months of 2006 were 146% and 42% higher, respectively, than for the same period in 2005.  Average realized prices can differ from average spot prices as metals sales prices are subject to adjustment on final settlement.  In a sharply rising copper price environment which was experienced throughout the first six months of 2006, these adjustments on certain sales recognized during late 2005 and in Q1 2006 resulted in a realized price of $4.44 per pound of copper for Q2 2006, substantially higher than the average spot price of $3.29 per pound.

The average grades of copper and gold mined in Q2 2006 were 7% and 33% higher, respectively, than for the same period in 2005.  Grades for the first half of 2006 were 17% and 35% higher, respectively, than for the first half of 2005.  Copper and gold recoveries have remained relatively unchanged in the past 12 months.  There was a 26% drop in the tonnes of ore mined in Q2 2006 compared to Q2 2005 and in the first half of 2006 compared to the first half of 2005.  However, tonnes of ore milled year-to-date were approximately the same levels as in 2005, and coupled with the increase in the copper and gold grades, production of copper and gold in Q2 2006 was 24% and 28% higher than in Q2 2005, respectively.  Production was 15% and 35% higher, respectively, in the first half of 2006 compared to the first half of 2005.

The higher gold production and prices have a positive effect on cash costs per pound of copper net of gold credits, but increased royalties in Q2 2006 resulted in cash costs per pound of copper (net of gold credits) increasing from $0.27 in Q2 2005 to $0.32 in Q2 2006, as discussed in Section 3.3.  During Q2 2006, Alumbrera started to accrue for royalties payable to Yacimientos Mineros de Agua de Dionisio (“YMAD Royalty”), a quasi-government mining company which owns and administers all mining prospects in the Farallon Negro district, the region which includes the Alumbrera Mine.  Under a royalty agreement put in place prior to project construction, the YMAD Royalty is equal to 20% of net proceeds after capital recovery and certain other adjustments, and is payable in the fiscal year following the one in which positive net proceeds are realized.  The YMAD Royalty is in addition to a royalty which the Alumbrera Mine already pays to the Province of Catamarca.  In Q2 2006, total royalties increased by $7,284,000 compared to the same period in 2005.

3.2  Recent Developments at Alumbrera

In August 2006, Alumbrera paid its first earned royalty payment of $33.4 million to YMAD, net of previous advances of $16.4 million (on a 100% basis).

Alumbrera expects to complete the expansion of its concentrator by the end of 2006 for a cost of about $15.5 million (Northern Orion share - US$1.9 million).  This is projected to increase mill throughput by 8% to 40 million tonnes per annum.

In August 2006, Alumbrera announced an upgrade in its Mineral Reserves and Resources, extending the mine life at Alumbrera by one year to mid-2016.   This was based on an ongoing delineation drilling programme in the Alumbrera pit undertaken both within the existing ore envelope and for extensions at depth.  The Mineral Reserves and Resources currently stand as follows (on a 100% basis, of which Northern Orion owns 12.5%):

Mineral Reserves*
Proved	380 Mt @0.45%Cu & 0.49 gpt Au
Probable	24 Mt @0.42%Cu & 0.43 gpt Au
Total	400 Mt @0.45%Cu & 0.49 gpt Au
Mineral Resources* (inclusive of Reserves)
Measured	400 Mt @0.45%Cu & 0.48 gpt Au
Indicated	24 Mt @0.42%Cu & 0.43 gpt Au
Total	420 Mt @0.45%Cu & 0.48 gpt Au

* Information which relates to Mineral Resources and Reserves is based on information verified by Alumbrera’s internal lab facilities and compiled by Mr. Luis Rivera who is a member of the Australasian Institute of Mining and Metallurgy and who is a Qualified Person as defined by National Instrument 43-101. Mr. Rivera is a full-time employee of Minera Alumbrera Limited.  Ore Reserves have been calculated in accordance with the recommendations of the Australian Institute of Mining and Metallurgy - Joint Ore Reserve Committee (the “JORC” code),where the Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Mineral Reserves.

3.3  Alumbrera Non-GAAP Measures

The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of Alumbrera to generate cash flow.  In this MD&A, the Company has reported its share of earnings before interest, depletion, depreciation, amortization and tax (“EBITDA”) at Alumbrera.  This is a liquidity non-GAAP measure which the Company believes is used by certain investors to determine the Company’s ability to generate cash flows for investing and other activities.  The Company also reports cash costs per pound of copper (net of gold credits), another non-GAAP measure which is a common performance measure used in the base metals industry.  These non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies.

Cash costs net of gold credits increased to $0.32 per pound of copper in Q2 2006 from $0.27 per pound in Q2 2005.  For the year-to-date, cash costs increased to $0.17 per pound of copper from $0.13 per pound in 2005.  The primary cause for the increase is the YMAD Royalty as described above, but costs of production have also increased in the last twelve months due to rising costs of fuel, electricity, tires and reagents, and higher rates for price participation, treatment and refining charges, and ocean freight.

The following table provides a reconciliation of EBITDA and cash costs per pound (net of gold credits) to the financial statements:

Table 4

(Stated in thousands, except ounce, pound,
per ounce and per pound amounts)
	Second quarter		First half
	2006	2005	2006	2005
EBITDA Calculation
Revenues from mining activities	$76,302	$21,871	$118,310	$42,281
Cash cost of sales	(19,975)	(9,808)	(29,328)	(16,393)
EBITDA	$56,327	$12,063	$88,982	$25,888
Interest, taxes,
depreciation and amortization	(18,451)	(5,128)	(29,601)	(10,697)
Equity earnings of Alumbrera	$37,876	$6,935	$59,381	$15,191

Cash cost calculation
Gold sales in ounces	24,653	15,897	41,823	32,638
Average realized price per ounce	$608	$422	$595	$419
Total gold revenues	$14,989	$6,709	$24,885	$13,675
Cash cost of sales	19,975	9,808	29,328	16,393
Net costs after gold credits	4,986	3,099	4,443	2,718
Copper sales in pounds	15,577,000	11,312,000	26,736,000	21,313,000
Cash cost per pound of copper	$0.32	$0.27	$0.17	$0.13

3.4  Agua Rica

In late 2004, the Company commissioned Hatch Ltd. to prepare a detailed update to the initial 1997 feasibility study to support financing.  This update, which is nearing completion, has focused on the development of an independent mine and processing facility at Agua Rica, with production planned to commence approximately three years after the Company obtains all necessary permits.

The Company has completed all field work necessary to support the update to the feasibility study.  The work included drilling in the mine area for pit slope stability and hydrogeological data, water supply drilling, updating the block model and resource estimate, and performing additional baseline work to support the environmental impact assessment.  The Company is currently undertaking optimization of the mine plan and the metallurgical flowsheet.  A detailed environmental and social impact assessment is currently being prepared and is scheduled for presentation in the fourth quarter of 2006.  The Company has also mandated a financial advisor to arrange project debt financing and is currently in discussions with international project finance banks that may potentially participate in the financing.

Indicative guidance suggests that Agua Rica will be a very low cost producer, based on work completed to date, and based on constructing all required components for the project with no allowance for existing local infrastructure and current costing data.  Subject to confirmation on completion of the updated study, Agua Rica has a 23 year life of mine with capital costs of $1.9 billion.  Cash cost per pound of copper net of by-products is estimated at $0.09 based on $435 per ounce of gold and $7.00 per pound of molybdenum, and negative $1.05 based on current prices of $635 per ounce of gold and $26 per pound of molybdenum.

In the second quarter of 2006, the Company incurred cash expenditures of $5,371,000 on advancing the update to the feasibility study.  For the six months ended June 30, 2006, the Company spent $11,689,000 on advancing the update to the feasibility study.

3.5  Corporate

Corporate expenses in the three and six months ended June 30, 2006 were generally in line with the same periods in 2005, except the following items:

A foreign exchange loss was incurred in Q2 2005 and a foreign exchange gain was incurred in the first half of 2005 as a result of the Company holding significant amounts of Canadian dollars in a volatile U.S. dollar environment.  The Company reduced its exposure to foreign exchange gains and losses during the third quarter of 2005 when it converted Cdn.$74 million in cash to U.S. dollars.  No significant foreign exchange gains or losses were experienced in 2006.

Property maintenance and exploration of $421,000 in Q2 2006 included exploration expenditures of $375,000 on the Company’s properties in the provinces of Mendoza and Neuquén in Argentina.  Exploration costs in the first quarter of 2006 were not significant.  The Company is planning to commence a drilling program in these areas in the third quarter of 2006.

In Q2 2006, the Company settled a labour claim against the Company for $500,000.  The claimant had claimed damages of $714,000.

The Company recorded stock-based compensation of $5,165,000 in Q2 2006 as a result of stock options issued during the period.  See Section 4.1 for details.  In Q2 2005, stock-based compensation of $1,418,000 was recorded.  No stock options were granted during the first three months of 2005 and 2006.

Interest and other income in Q2 2006 included a $401,000 gain on sale of marketable securities.  Interest income increased from $923,000 in Q2 2005 to $1,823,000 in Q2 2006 (and from $1,418,000 in the first half of 2005 to $3,098,000 in the first half of 2006) due to the Company’s increased cash balances from cash distributions from Alumbrera and from a short-form prospectus financing in February 2005, and due to rising interest rates over the past 12 months.  At June 30, 2006, $169,000 in interest receivable was included in prepaid expenses and other receivables on the balance sheet.

Financing costs and interest expense were incurred in Q2 2005 and in the first half of 2005 in connection with an outstanding term loan facility which the Company repaid in full by the end of 2005.  No such costs were incurred in Q2 2006.

4.  Liquidity and Capital Resources

At June 30, 2006, the Company had working capital of $171,387,000 (December 31, 2005 - $133,605,000) and cash and cash equivalents and temporary investments of $172,425,000 (December 31, 2005 - $135,911,000).  The increase in the cash balances in 2006 was mostly due to cash distributions of $49,756,000 received from the Alumbrera mine, offset by cash expenditures of $11,689,000 at its Agua Rica Project.  The Company had no long-term debt at June 30, 2006.

At June 30 2006, the Company also had restricted cash of $3,870,000 ($660,000 – December 31, 2005) held in a non-interest bearing bank account in Argentina.  Pursuant to Decree 616/2005 and its complementary legislation issued by the Argentine Executive Branch on June 9, 2005 to control the speculative movement of capital into and out of Argentina, funds entering Argentina are subject to a withholding of 30% (the "30% Withholding") unless exceptions to the 30% Withholding apply.  Under this regime, the funds corresponding to the 30% Withholding are held by the bank through which the transfer was entered into Argentina and deposited, for a period of 365 days, in a non-interest bearing bank account opened in Argentina. The 30% Withholding may be avoided, or the funds corresponding to the 30% Withholding may be withdrawn before the expiry of the 365-day term, if documents evidencing that an exception to the 30% Withholding is applicable are filed with and accepted by the bank through which the transfer was entered into Argentina.

4.1  Share capital

In the second quarter of 2006, 435,000 stock options were exercised at weighted average prices of Cdn.$2.48 giving gross proceeds of Cdn.$1,080,000 (U.S.$967,000), and 1,918,376 stock options were exercised as share appreciation rights.   In Q2 2006, 17,500 warrants were exercised at a price of Cdn.$2.00 giving gross proceeds of Cdn.$35,000 (U.S.$31,000).

During the three months ended June 30, 2006, the Company granted 5,340,000 stock options with an exercise price of Cdn.$5.34 per share, expiring on May 19, 2013.  This gave rise to a stock-based compensation charge of $7,683,000 (of which $2,518,000 was capitalized to mineral property interests) during the period.  At August 8, 2006, the Company had 152,531,086 common shares outstanding and 11,377,500 stock options outstanding.  These options are exercisable at prices ranging from Cdn.$1.35 to Cdn.$5.34 per share and expire mostly between 2010 and 2013.

At August 8, 2006, the Company had the following share purchase warrants outstanding:

Table 5

Number of Warrants	Exercise Price (Cdn.$)	Expiry Date
39,448,915 (1)	2.00	May 29, 2008
1,000,000	4.74	March 1, 2007
17,125,000 (2)	6.00	February 17, 2010
57,573,915

(1) These warrants are traded on the Toronto Stock Exchange under the symbol NNO.WT

(2) These warrants are traded on the Toronto Stock Exchange under the symbol NNO.WT.A

4.2  Outlook

The Company anticipates copper and gold prices to remain strong in 2006.  For the remainder of 2006, the mine plan at Alumbrera calls for the mining of zones that are of lower copper grades than that achieved in the first half of 2006 (2H 2006 – 0.52%; 1H 2006 – 0.62%), and also lower gold grades as compared to the first half of 2006 (2H 2006 – 0.63 g/t; 1H 2006 – 0.77 g/t).  Recovery rates for the rest of 2006 are expected to remain the same.  The following graphs show the actual and estimated grades and recoveries for copper and gold for each of the quarters in 2006:

The information above is subject to change and is subject to the risk factors described under Section 6.

Based on current commodity prices, market conditions and planned production levels at Alumbrera, the Company expects to receive significant cash flows from Alumbrera for at least the next eight to ten years, which, along with the Company’s current cash balances, will provide a significant part of the equity contribution necessary for the Company to bring Agua Rica into production.  The Company will also require significant external financing or third party participation in order to bring Agua Rica into production.  However, if volatile global and market conditions result in a significant decline in commodity prices, then the cash flows from Alumbrera may become insufficient to advance any of the Company’s projects, including Agua Rica, to the production stage, and to fund other acquisition projects.  This could also result in the Company having difficulty in obtaining external financing or third party participation.

If so, over the long-term, the Company may be required to obtain additional funding either through the public or private sales of equity or debt securities of the Company, or through the offering of joint venture or other third party participation in Agua Rica in order to bring Agua Rica into production.  Insofar as factors beyond the Company’s control may adversely affect its access to funding or its ability to conclude financing arrangements, there can be no assurance that any additional funding will be available to the Company or, if available, that it will be on acceptable terms.  If adequate funds are not available, the Company may be required to delay or reduce the scope of its activities to bring Agua Rica into full production.

The Company will continue to build upon its progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame.  In addition, the Company will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow in the short to medium term.

4.3  Contractual Obligations

The following table summarizes the Company’s major contractual obligations at June 30, 2006:

(in thousands of U.S. dollars)		Less than		More than
	Total	1 year	1-5 years	5 years
Asset retirement obligations	$ 456	$ -	$ -	$ 456
Royalty and net proceeds interest	13,392	-	-	13,392
	$13,848	$ -	$ -	$ 13,848

In January 2005, the Company entered into a financial advisory services agreement with Endeavour Financial International Corporation (“Endeavour”) pursuant to which Endeavour will act as the Company’s financial advisor and assist in obtaining financings, other than the raising of equity capital, for the development of the Company’s Agua Rica Project.  Endeavour is paid a monthly retainer of $15,000 as well as fees based on certain milestones and a success fee based on transaction value.   This agreement can be terminated thereafter on 30 days notice.

5.  Related Party Transactions

There were no material transactions during the three and six months ended June 30, 2006.

6.  Risk Factors

The Company’s activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate.   These risks include risks associated with the mining industry, the financial markets, metals prices and foreign operations all of which are fully described in the Company’s MD&A for the year ended December 31, 2005.

7.  Critical Accounting Policies and Estimates

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses.  These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgement on matters which are inherently uncertain.  A summary of the Company’s significant accounting policies is set forth in Note 2 of the consolidated financial statements for the year ended December 31, 2005.

8.  Disclosure Controls and Procedures

In connection with new regulatory requirements concerning continuous disclosure and corporate governance, the Company established a formal Company wide disclosure controls and procedures policy (the “Disclosure Policy”) in 2005.  The Disclosure Policy was completed after an evaluation of the effectiveness of the Company’s existing disclosure controls and procedures and extensive research of related legal and regulatory issues.  The Disclosure Policy, which was approved by the Company’s board of directors and implemented in August 2005, included the setting up of a disclosure committee to, among other things, monitor on an ongoing basis the Company’s compliance with the Disclosure Policy.  The committee consists of the Company’s President and Chief Executive Officer, and the Chief Financial Officer, with assistance from the Company’s Corporate Manager.

Management is satisfied that i) its disclosure controls are effective and that material information relating to the Company’s business and operations, including its subsidiaries, during the three and six months ended June 30, 2006 has been disclosed in accordance with regulatory requirements and good business practices, ii) that the Company’s policies and systems provide reasonable assurance that material information will be made known to senior management in a timely manner, and iii) that the Company’s disclosure controls and procedures will enable the Company to meet its ongoing disclosure requirements.

This Management’s Discussion and Analysis (“MD&A”), which contains certain forward-looking statements, are intended to provide readers with a reasonable basis for assessing the financial performance of the Company.  Other than statements of historical fact included herein, all statements, including without limitation, statements regarding potential mineralization and reserves and future plans of the Company are forward looking statements that involve various risks and uncertainties, including changes in future prices of copper and gold, variations in ore reserves, grade or recovery rates, economic conditions, cost and availability of capital, governments and governmental regulations, delays in obtaining governmental approvals or financing, other risks associated with mining or in the completion of development or construction activities, and other factors discussed under “Risk Factors”.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements.

August 8, 2006

“David Cohen”

David Cohen, President and Chief Executive Officer